UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 333-267453

TIAN’AN TECHNOLOGY GROUP LTD.

(Registrant’s Name)

Room 501, No. 3, Lane 743,

Taopu Road, Putuo District

Shanghai, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On September 21, 2023, Tian’an Technology Group Ltd. (the “Company”) released its unaudited condensed interim consolidated statements of financial position for the 6 month period ended on June 30, 2023 and related footnotes, which are set forth below:

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of June 30, 2023	As of December 31, 2022
		(Audited)
ASSETS

Current Assets:
Cash	$71,358	$15,005
Account receivables	36,209	-
Other receivables	620	1,461
Advances to suppliers	172,311	58,236

Total Current Assets	$280,498	$74,702

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$12,142	$83
Payroll payable	7,895	8,002
Taxes payable	1,700	1,570
Advance from customers	31,433	25,803
Advance from customers - related party	355,892	1,703
Due to related parties	118,288	220,054
Other payables	119,057	124,986

Total Current Liabilities	646,407	382,201

Commitments and Contingencies

Stockholders’ Equity:
Common Stock, No par value, 100,000,000 shares authorized; 45,000,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022	-	-
Additional paid-in capital	500,000	500,000
Accumulated deficits	(891,238)	(814,339)
Other comprehensive income	25,329	6,840

Total Stockholders’ Equity	(365,909)	(307,499)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$280,498	$74,702

The accompanying notes are an integral part of these consolidated financial statements

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock		Additional		Other
	Number of Shares	Common Stock	Paid-in Capital	Accumulated Deficits	Comprehensive Income (Loss)	Total

Balance at December 31, 2021 (audited)	40,000,000	$-	$-	$(533,822)	$(37,706)	$(571,528)
Net loss	-	-	-	(280,517)	-	(280,517)
Issuance of new shares	5,000,000	-	500,000	-	-	500,000
Foreign currency translation adjustment	-	-	-	-	44,546	44,546

Balance at December 31, 2022 (audited)	45,000,000	-	500,000	(814,339)	6,840	(307,499)
Net loss	-	-	-	(76,899)	-	(76,899)
Foreign currency translation adjustment	-	-	-	-	18,489	18,489

Balance at June 30, 2023	45,000,000	$-	$500,000	$(891,238)	$25,329	$(365,909)

The accompanying notes are an integral part of these consolidated financial statements

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(76,899)	$(146,468)
Adjustments to Reconcile Net Loss to Net Cash
Used in Operating Activities:
Depreciation and amortization	-	3,667
Accounts receivable	(37,899)	-
Other receivables	805	(81)
Advances to suppliers	(122,385)	-
VAT credit	-	10,895
Accounts payable	12,626	475
Advance from customers	7,215	-
Advance from customers - related party	370,813	-
Payroll payable	299	(22,916)
Taxes payable	217	-
Lease liabilities	-	(1,547)
Other payables	200	-

Net Cash Provided by (Used in) Operating Activities	154,992	(155,975)

CASH FLOWS FROM FINANCING ACTIVITIES:
Collection of subscription receivables	-	500,000
Proceeds from related parties	49,062	61,814
Repayments to related parties	(144,301)	(309,068)
Repayments to loan payables	-	(108,174)

Net Cash Provided by (Used in) Financing Activities	(95,239)	144,572

CASH FLOWS FROM INVESTING ACTIVITIES:
Net Cash Provided by Investing Activities	-	-

Effect Of Exchange Rate Changes On Cash	(3,400)	24,810

Net Increase in Cash	56,353	13,407
Cash, beginning of year	15,005	456

Cash, end of year	$71,358	$13,863

Supplemental Disclosure Of Cash Flow Information:
Interest	$17	$38
Income taxes	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

The unaudited consolidated financial statements include data of Tian’an Technology Group Ltd. (“Tian’an”), a holding company incorporated in the British Virgin Islands on April 8, 2021; Yunke Jingrong Information Technology, Co., Ltd. (“Yunke”), a holding company incorporated in Hong Kong on October 27, 2021 and Shanghai Qige Power Technology Co., Ltd. (“Shanghai Qige”), an operating company incorporated in China (PRC) on August 10, 2016. Shanghai Qige is a wholly owned subsidiary of Yunke, which is a wholly owned subsidiary of Tian’an. Tian’an, Yunke and Shanghai Qige are collectively referred to as “the Company”. Currently, all of the Company’s operations are conducted through its subsidiary Shanghai Qige. Tian’an and Yunke are holding companies and have no operations. Through Shanghai Qige, we were engaged in the technology driven sales of power control and service systems solutions. In the third quarter of 2022, the Company shifted its business model and focused on graphene production enterprises engaging in the health therapy industry. We utilize the far-infrared heat therapy characteristics of graphene, which is incorporated into our products.

The Company’s initial marketing efforts are in the Eastern China market with the intention of developing a nationwide marketing network. The Company has developed a reputation of excellence in product quality and after sales service.

Name of Consolidated Companies	Domicile and Date of Incorporation	Paid in Capital	Percentage of Effective Ownership	PercentaPrincipal Activities
Tian’an Technology Group Ltd.	April 8, 2021, British Virgin Islands	USD $0	89% owned by Mr. Heng Fei Yang	Investment holding
Yunke Jingrong Information Technology Co., Ltd.	October 27, 2021, PRC	USD $0	100% owned by Tian’an	Investment holding
Shanghai Quige Power Technology Co., Ltd.	August 10, 2016, PRC	USD $0	100% owned by Yunke Jingrong	Production and distribution of power drive product systems and retail of healthcare products

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“ US GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited consolidated financial statements include Tian’an and its wholly-owned subsidiaries, all significant inter-company accounts and transactions have been eliminated. The Company’s functional currency is the Chinese Renminbi (“RMB”); however, the accompanying unaudited consolidated financial statements have been translated and presented in United States Dollars (“USD”). The unaudited consolidated financial statements include all adjustments that, in the opinion of management, are necessary to make the unaudited consolidated financial statements not misleading. The results for the period ended June 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with US GAAP requires Management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Management bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained, and as the Company’s operating environment changes. Significant estimates and assumptions by Management include, among others, useful life and impairment analysis of long-lived assets, valuation of inventory and right-of-use assets and liabilities, allowance for credit loss of financial assets, other receivables and prepayments. While Management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Concentrations of Business and Credit Risks

All of the Company’s operations are located in the PRC. There can be no assurance that the Company will be able to successfully continue to operate its business and failure to do so would have a material adverse effect on the Company’s financial position, results of operations and cash flows. Moreover, the success of the Company’s operations is subject to numerous contingencies, some of which are beyond management’s control. These contingencies include general economic conditions, prices of raw materials, competition, governmental and political conditions, and changes in regulations. Since the Company is dependent on trade in the PRC, the Company is subject to various additional political, economic and other uncertainties. Among other risks, the Company’s operations will be subject to the risks of restrictions on transfer of funds, domestic customs, changing taxation policies, foreign exchange restrictions, and political and governmental regulations. The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between United States dollars (“USD”) and the Chinese currency Renminbi (“RMB”). The results of operations denominated in foreign currency are translated at the average rate of exchange during the reporting periods.

Risks and Uncertainties

The recent outbreak of the coronavirus COVID-19 has spread across the globe and is impacting worldwide economic activity. Conditions surrounding the coronavirus have mitigated and government authorities have stopped implementing emergency measures in order to be able to resume economic activities and development. However, the outbreak of COVID-19 has created considerable uncertainty over the long-term effects on the growth of the Chinese economic conditions as well as on the Company’s business activities, even in the post pandemic era. Whether this will lead to a prolonged downturn in the economy or impact the Company’s business activities is still unknown and will depend on future developments. These events are highly uncertain and, as such, the Company cannot determine their financial impact at this time. No adjustments have been made to the amounts reported in these unaudited consolidated financial statements as a result of this matter.

Statements of Cash Flows

In accordance with Statement FASB ASC Topic 230, “Statement of Cash Flows”, cash flow from the Company’s operations is calculated based upon the local currencies and translated to the reporting currency using an average foreign exchange rate for the reporting period. As a result, amounts related to assets and liabilities reported in the statements of cash flows will not necessarily be the same as the corresponding balances on the consolidated balance sheets.

Cash

Cash consists primarily of cash on hand and cash in banks which is readily available in checking and saving accounts. The Company maintains cash with various financial institutions in the PRC where its accounts are uninsured. The Company has not experienced any losses from funds held in bank accounts and believes it is not exposed to any risk on its bank accounts.

Accounts Receivable and Allowance for Credit Loss

Accounts receivable is recorded at the invoiced amount and do not bear interest, which is due within contractual payment terms, generally 30 to 90 days from delivery. Credit is extended based on evaluation of a customer’s financial condition, the customer’s credit-worthiness and their payment history. Accounts receivable outstanding longer than the contractual payment terms are considered past due. Past due balances over 90 days are reviewed individually for collectability. At the end of each period, the Company specifically evaluates individual customer’s financial condition, credit history, and the current economic conditions to monitor the progress of the collection of accounts receivables. The Company will consider the allowance for credit loss for any estimated losses resulting from the inability of its customers to make required payments. For those receivables that are past due or not being paid according to payment terms, the appropriate actions are taken to exhaust all means of collection, including seeking legal resolution in a court of law. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers. As of June 30, 2023 and December 31, 2022, the Company reported accounts receivable of $36,209 and $0, respectively. No allowance for credit loss was reported as of June 30, 2023 and December 31, 2022.

Advances to Suppliers

The Company periodically makes advances to certain vendors for goods or services and records these payments as advances to suppliers. As of June 30, 2023 and December 31, 2022, advances to suppliers amounted to $172,311 and $58,236, respectively.

Inventories

Inventories are stated at the lower of cost or market value. The Company used the weighted average cost method of accounting for inventories. The Company regularly evaluates the composition of its inventories to identify slow-moving and obsolete inventories to determine whether valuation allowance is required. As of June 30, 2023 and December 31, 2022, the Company did not record inventory valuation allowance.

Impairment of Long-Lived Assets

Long-lived assets of the Company are reviewed annually as to whether their carrying value has become impaired, pursuant to the guidelines established in FASB ASC 360 (formerly SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets). The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from the related operations. The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. The Company did not record any impairment loss for the six months ended June 30, 2023 and 2022.

Leases

In accordance with Statement FASB ASC Topic 842, the Company should recognize a right-of-use asset and a lease liability at the commencement date of the of the lease contract and recognizes in profit or loss the lease cost or expense during the lease term. As an accounting policy, the Company elects not to recognize a right-of-use asset and a lease liability requirement to short-term leases, which with a term of 12 months or less, instead, recognizes the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The Company generally uses an incremental borrowing rate as discount rate to measure its lease liabilities, as the rate implicit in the lease is typically not readily determinable. Certain lease agreements include renewal options that are under the company’s control. The Company includes optional renewal periods in the lease term only when it is reasonably certain that the Company will exercise its option.

Variable lease payments include payments to lessors for taxes, maintenance, insurance and other operating costs as well as payments that are adjusted based on an index or rate. The Company’s lease agreements do not contain any significant residual value guarantees or restrictive covenants.

Revenue Recognition

The Company adopted Accounting Standard Codification (“ASC”) Topic 606, Revenues from Contract with Customers (“ASC 606”) for all periods presented. Under ASC 606, revenue is recognized when control of the promised goods and services is transferred to the Company’s customers, in an amount that reflects the consideration that we expect to be entitled to in exchange for those goods and services, net of value-added tax. The Company determines revenue recognition through the following steps:

●	Identify the contract with a customer;
●	Identify the performance obligations in the contract;
●	Determine the transaction price;
●	Allocate the transaction price to the performance obligations in the contract; and
●	Recognize revenue when (or as) the entity satisfies a performance obligation.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied by the control of the promised goods and services is transferred to the customers, which at a point in time or over time as appropriate.

Revenues are net of value added tax (“VAT”) collected on behalf of PRC tax authorities in respect to the sales of merchandise and render of services. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the accompanying consolidated balance sheets until it is paid to the relevant PRC tax authorities.

Fair Value of Financial Instruments

The Company measures its financial and non-financial assets and liabilities, as well as makes related disclosures, in accordance with FASB Accounting Standards Codification No. 820, Fair Value Measurement (“ASC 820”), which provides guidance with respect to valuation techniques to be utilized in the determination of fair value of assets and liabilities. Approaches include, (i) the market approach (comparable market prices), (ii) the income approach (present value of future income or cash flow), and (iii) the cost approach (cost to replace the service capacity of an asset or replacement cost). ASC 820 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one more significant inputs or significant value drivers are unobservable.

Loss per Common Share

The basic loss per share is calculated by dividing the Company’s net loss available to common shareholders by the weighted average number of common shares during the year. The diluted loss per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. Diluted loss per share is the same as basic loss per share due to the lack of dilutive instruments in the Company. For the six months ended June 30, 2023 and 2022, the Company had no potential dilutive common stock equivalents outstanding.

Income Taxes

The Company is governed by the Income Tax Law and associated legislations of the PRC. The Company accounts for income taxes in accordance with FASB ASC 740 “Income Taxes” (formerly SFAS No. 109 Accounting for Income Taxes), which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s unaudited consolidated financial statements or tax returns. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets is dependent upon future earnings, if any, of which the timing and amount are uncertain.

According to ASC 740, the evaluation of a tax position is a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the unaudited consolidated financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition.

Translation of Foreign Currencies

For subsidiaries where the functional currency is other than the U.S. dollar, the Company uses the period-end exchange rates to translate assets and liabilities, the average monthly exchange rates to translate revenue and expenses, and historical exchange rates to translate shareholders’ equity, into U.S. dollars. The Company records translation gains and losses in accumulated other comprehensive loss as a component of shareholders’ equity in the consolidated balance sheet.

	June 30,
	2023	2022
Year ended RMB: USD Exchange rate	0.1379	0.1493
Average yearly RMB: USD Exchange rate	0.1443	0.1543

December 31, 2022
Year ended RMB: USD Exchange rate	0.1450

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

For the six months ended June 30, 2023 and 2022 foreign currency translation adjustments of $18,489 and $41,585 respectively, have been reported as other comprehensive income in the unaudited consolidated financial statements.

Other Comprehensive Income

Other comprehensive income is defined as the change in equity during the period from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners. Other comprehensive income is not included in the computation of income tax expense or benefit. Accumulated other comprehensive income represents the accumulated balance of foreign currency translation adjustments.

Segment Information

The Company follows FASB ASC 280-Segment Reporting, which requires that companies disclose segment data based on how chief operating decision maker makes decision about allocating resources to segments and evaluating their performance.

For the six months ended June 30, 2023 and 2022, management has determined that the Company is operating in two reportable business segments, healthcare and the motor controller industry. The Company’s reportable segments are strategic business units that offer different products. They are managed separately based on the fundamental differences in their operations.

Recent Accounting Pronouncements

A summary of the Company’s significant accounting policies is included in Note 1, “Nature of Operations and Summary of Significant Accounting Policies” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022. There have been no significant changes in the Company’s application of its critical accounting policies during the six months ended June 30, 2023.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s unaudited consolidated financial statements upon adoption.

NOTE 3 – GOING CONCERN

The Company has suffered recurring operating losses which resulted in an accumulated deficit of $891,238 and a negative working capital of $365,909 as of June 30, 2023. The Company will require additional funding to meet its ongoing obligations and to fund anticipated operating losses. The ability of the Company to continue as a going concern is dependent on raising capital to fund its business plan and ultimately to attain profitable operations. Accordingly, these factors raise substantial doubt as to the Company’s ability to continue as a going concern for a period of one year from the issuance of these unaudited consolidated financial statements. The Company intends to continue to fund its business by way of private placements and financing supports from related parties as may be required. These unaudited consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

NOTE 4 – ADVANCES TO SUPPLIERS

Advances to suppliers consist of the following:

	June 30, 2023	December 31, 2022
	(Unaudited)
Prepayments for motor controller purchase	$14,249	$14,982
Prepayments for sauna room purchase	158,062	43,254
Total	$172,311	$58,236

On May 8, 2023, the Company prepaid approximately $158,062 or RMB 1.1 million to its sauna room supplier as a security deposit to purchase 300 sauna rooms in the next 12 months.

NOTE 5 – LEASES

The Company’s lease portfolio primarily consists of an office lease. The lease had a term from April 17, 2021 to April 16, 2024. The Company accounts for this operating lease in accordance with ASC 842-20-25-1 by recognizing right-of use assets and lease liability. On October 13, 2022, the Company terminated the lease. The Company has entered into a new office leasing agreement with lease term of 12 months. The Company accounts for this new office lease using short-term lease policy in accordance with ASC 842-20-25-2. Under the short-term lease policy, the Company did not recognize right-of-use assets and lease liability, but instead recognized the lease payments in profit or loss on a straight-line basis over the lease term.

There are not right-of-use assets and lease liability recognized as of June 30, 2023 and December 31, 2022, respectively. There were 0.1 years and 0.8 years of the remaining lease term and were $931 and $6,197 undiscounted lease payments within one year as of June 30, 2023 and December 31, 2022, respectively. There are no discount rate use in the short-term lease accounting policy.

The following table summarizes the lease costs recognized in the unaudited consolidated statements of earnings:

	For the Six Months Ended June 30,
	2023	2022
Operating lease cost	$-	$3,094
Short-term lease cost	3,896	-
Variable lease cost	-	-
Total lease cost	$3,896	$3,094

NOTE 6 – RELATED PARTY TRANSACTIONS

Due to related parties

During the six months ended June 30, 2023 and 2022, the Company borrowed $49,062 and $61,814 from Mr. Heng Fei Yang, respectively. Mr. Heng Fei Yang is the Company’s sole director and the CEO holding the majority of the Company’s outstanding shares. The loans carried no interest or collateral and were due on demand. In addition, during the same periods of time in 2023 and 2022, the Company repaid to Mr. Yang $14,430 and $309,068, respectively. As of June 30, 2023 and December 31, 2022, the Company reported $76,928 and $46,098 due to Mr. Yang.

On August 20, 2022, the Company entered into a 12-month loan agreement in the total amount of $178,241 with one of its related parties, Mr. Jinhua Xu, without any interest or collateral. During the six months ended June 30, 2023, the Company repaid $129,871. As of June 30, 2023 and December 31, 2022, the outstanding balance of the loan was $41,360 and $173,956, respectively.

Advances from customers – related parties

In April 2023, the Company entered into a shared sauna room sale agreement with one of its related parties, Suzhou Aixi Health Technology Co., Ltd., (“Suzhou”) to sell 100 shared sauna rooms for approximately $257,000. The sole shareholder of Suzhou is Ms. Xiaoyan Yuan who is also the CEO of Liaoning Xinjian Linguo Yitang Health Management Ltd. which is controlled by Mr. Heng Fei Yang, the CEO and sole director of Tian’an. As of June 30, 2023, the Company had received approximately $149,000 as a prepayment. The Company anticipates starting delivery of the sauna rooms in the third quarter of 2023.

In June 2023, the Company entered into a shared sauna room sale agreement with one of its related parties, Shanghai Shengji Trading Co., Ltd., (“Shanghai Shengji”) to sell 100 shared sauna rooms for approximately $257,000. Ms. Yang Li, the manager of Shanghai Qige, is the majority owner of Shanghai Shengji. As of June 30, 2023, the Company had received approximately $207,000 as a prepayment. The Company anticipates starting delivery of the sauna rooms in the third quarter of 2023.

Sales with related parties

During the six months ended June 30, 2023 and 2022, the Company sold healthcare products in the aggregate amount of $47,688 and $0 to its related parties as follows: (i) $41,262 to Suzhou Aixi Health Technology Co., Ltd, and (ii) $6,425 to Suzhou Xinjianlin Health Management Co., Ltd. As of June 30, 2023 and December 31, 2022, the balance of advances from related party customers was $355,892 and $1,703, respectively.

NOTE 7 – OTHER PAYABLES

As of June 30, 2023 and December 31, 2022, the Company reported $119,057 and $124,986, respectively, as its other payables. The other payables mainly consist of payables for professional services, including audit, legal, and financial statement filing services.

NOTE 8 – EQUITY

The Company is authorized to issue 100,000,000 shares of common stock without par value. As of June 30, 2023 and December 31, 2022, it had 45,000,000 shares outstanding, respectively.

On July 13, 2022, the Company’s CEO, Mr. Heng Fei Yang, surrendered 60,000,000, no par value, ordinary shares back to the Company. He is currently the beneficial owner of 40,000,000 ordinary shares of the Company.

On August 22, 2022, the Company issued 5 million ordinary shares to 66 individuals for RMB 3,400,700 or approximately $500,000. The relevant subscription receivable was collected in May and June 2022.

NOTE 9 – TAXES

Income Taxes

British Virgin Islands (“BVI”)

Tian’an is registered in BVI and is not subject to tax on income or capital gain. In addition, payments of dividends by Tian’an to its shareholders are not subject to withholding tax in the BVI.

Hong Kong

The Company’s subsidiary, Yunke, is incorporated in Hong Kong and had no operating profit or tax liabilities during the six months ended June 30, 2023. Yunke is subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong.

The PRC

Shanghai Qige, the Company’s subsidiary operating in the PRC, is subject to the Corporate Income Tax Law of the PRC at a unified income tax rate of 25%. The reconciliation of income tax rate to the effective income tax rate for the six months ended June 30, 2023 and 2022 from our operations is as follows:

	For the Six Months Ended June 30,
(Unaudited)	2023	2022
Loss before income taxes from operations in the PRC	$(76,899)	$(146,468)
Statutory income tax rate	25%	25%
Income tax expense at statutory rate	(19,225)	(36,617)
Tax effect of non-deductible items	-	-
Valuation allowance of deferred tax assets	19,225	36,617
Income tax expense	$-	$-

Management believes that it is more likely than not that the deferred tax assets will not be fully realizable in the future. Accordingly, the Company provided for a full valuation allowance against its deferred tax assets of $19,225 and $36,617 for the six months ended June 30, 2023 and 2022, primarily relating to net operating loss carryforwards from the local tax regime.

Value-Added Tax and Other Withholding and Other Levies

The Company’s products are sold in the PRC and are subject to VAT on the gross sales price. The VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company for raw materials and other materials included in the cost of producing or acquiring its finished products. The Company records a VAT payable net of payments if the VAT payable on the gross sales is larger than VAT paid by the Company on purchase of materials or finished goods: otherwise, the Company records a VAT deductible in the financial statements net of any VAT payable at the end of reporting periods. As of June 30, 2023 and December 31, 2022, the Company recorded VAT payable of $1,667 and $1,570, respectively.

The Company is also subject to other levies such as stamp tax, unban construction tax, additional education tax which are charged by local governments. The rates of such levies are small and vary among the different jurisdictions in which the Company does business. The Company also acts as the personal income tax withholding agent for the salaries paid its employees. As of June 30, 2023 and December 31, 2022, the Company recorded other levies and withholding $33 and $0, respectively.

NOTE 10 – NET LOSS PER SHARE

Basic net loss per share is computed using the weighted average number of common shares outstanding during the year. The dilutive effect of potential common shares outstanding is included in diluted net loss per share. The following table sets forth the computation of basic and diluted net loss per share for the six months ended June 30, 2023 and 2022 respectively:

	For the Six Months Ended June 30,
(Unaudited)	2023	2022
Net loss attributable to common shareholders	$(76,899)	$(146,468)
Weighted average common shares outstanding – Basic and diluted	45,000,000	40,000,000
Loss per shares – basic and diluted	$(0.00)	$(0.00)

NOTE 11 – STATUTORY RESERVES

Under the laws of the PRC the Company’s subsidiaries are required to make appropriations to the statutory reserve based on after-tax net earnings and determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory reserve should be at least 10% of the after-tax net income until the reserve is equal to 50% of the registered capital. The statutory reserve is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. The reserves amounted to $0 and $0 as of June 30, 2023 and December 31, 2022.

NOTE 12 – SEGMENTS

Starting from 2022, the Company operated in two reportable operating segments, Healthcare and Motor Controller. Before the third quarter of 2022, the Company had one reportable operating segment, Motor Controller. The Company’s reportable segments are strategic business units that offer different products. They are managed separately based on the fundamental differences in their operations. Information with respect to these reportable business segments is as the following:

For the six months ended June 30, 2023

	Revenue	Cost of revenue	Gross profit	Loss from operations	Depreciation and amortization
Healthcare	$216,692	$156,946	$59,746	$(76,442)	$-
Motor controller	-	-	-	-	-
Segment Totals	$216,692	$156,946	$59,746	(76,442)	$-
Other Loss, net				(457)
Income tax benefits				-
Unallocated Assets
Net Loss				$(76,899)

For the six months ended June 30, 2022

	Revenue	Cost of revenue	Gross profit	Loss from operations	Depreciation and amortization
Healthcare	$-	$-	$-	$-	$-
Motor controller	-	-	-	(146,239)	3,667
Segment Totals	$-	$-	$-	(146,239)	$3,667
Other Loss, net				(229)
Income tax benefits				-
Unallocated Assets
Net Loss				$(146,468)

As of June 30, 2023 and December 31, 2022

	As of June 30, 2023	As of December 31, 2022
	(Unaudited)
Healthcare	$266,249	$59,720
Motor controller	14,249	14,982
Segment Totals	280,498	74,702
Unallocated Assets	-	-
Total Assets	$280,498	$74,702

NOTE 13 – CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

a. Credit risk and major customers

Financial instruments that are potentially subject to credit risk consist principally of trade receivables. The Company believes the concentration of credit risk in its trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

As of June 30, 2023 and December 31, 2022, 100% of the Company’s cash including cash on hand and deposits in accounts were maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of a bank’s failure. However, the Company has not experienced any such losses and believes it is not exposed to any significant risks on its cash in bank accounts.

The Company’s key customers are located in the PRC. The Company has not entered into long-term sales contracts with any of these major customers. During the six months ended June 30, 2023 and 2022, the Company’s customers that accounted for 10% or more of the Company’s revenue were listed as follow:

	For Six Months Ended June 30,
Customers	2023	2022
A	71%	-
B	19%	-

The suppliers accounted for 10% or more of the Company’s purchases during the six months ended June 30, 2023 and 2022.

	For Six Months Ended June 30,
Suppliers	2023	2022
AA	85%	-
BB	15%	-

b. Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

c. Exchange rate risk

The reporting currency of the Company is USD, to date the majority of the revenues and costs are denominated in RMB and a significant portion of the assets and liabilities are denominated in RMB. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and RMB. If RMB depreciates against US$, the value of RMB revenues and assets as expressed in USD financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

d. Economic and political risks

The Company’s operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operation may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy. The outbreak of COVID-19 pandemic has expanded all over the world since the beginning of 2020, which has greatly slowed the growth of the global economy, including the PRC. The long term effects of COVID-19 continue to create uncertainty. The slowed growth of the PRC’s economy might have adverse effects on our current business and future developments, specifically if we are unable to capitalized on the opportunities in the health therapy industry.

The Company’s operations in the PRC are subject to special considerations. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN’AN TECHNOLOGY GROUP LTD.

By:	/s/ Heng Fei Yang
Name:	Heng Fei Yang
Title:	Chief Executive Officer

Date: September 21, 2023